SCHEDULE 13G

Amendment No. 1
Maxicare Health Plans Incorporated
common stock
Cusip # 577904204
Filing Fee: No


Cusip # 577904204
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   64,215
Item 6:   None
Item 7:   66,695
Item 8:   None
Item 9:   66,695
Item 11:  0.66%
Item 12:  HC




Cusip # 577904204
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   66,695
Item 8:   None
Item 9:   66,695
Item 11:  0.66%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).    Name of Issuer:

         Maxicare Health Plans Incorporated

Item 1(b).    Name of Issuer's Principal Executive Offices:

         1149 S. Broadway Street, Suite 910
         Los Angeles, CA  90015

Item 2(a).    Name of Person Filing:

         FMR Corp.

Item 2(b).    Address or Principal Business Office or, if None, Residence:

         82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).    Citizenship:

         Not applicable

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         577904204

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:    66,695

         (b)  Percent of Class:   0.66%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:   64,215

              (ii)  shared power to vote or to direct the vote: None

              (iii) sole power to dispose or to direct the disposition of:
    66,695

              (iv) shared power to dispose or to direct the disposition of: None




Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         See attached Exhibit(s) A and B.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable, see attached Exhibit A.

Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         Inasmuch as the reporting persons are no longer the beneficial owners of more than 5% of the number of shares outstanding, the reporting persons have no further reporting obligation under section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 11, 1994
Date



    /S/Arthur S. Loring
Signature



    Arthur S. Loring, Vice President

Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

    Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,480 shares or 0.02% of the common stock outstanding of Maxicare Health Plans Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Maxicare Health Plans Incorporated owned by the investment companies at December 31, 1993 included 2,480 shares of common stock resulting from the assumed conversion of 900 shares of the 2.25 A Convertible Preferred Stock (2.756 shares of common stock for each share of the convertible preferred stock).

    Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 2,480 shares owned by the Funds.

    Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Boards of Trustees.

    Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 64,215 shares or 0.64% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of Maxicare Health Plans Incorporated owned by the institutional account(s) at December 31, 1993 included 64,215 shares of common stock resulting from the assumed conversion of 23,300 shares of the Convertible Preferred Stock described above.

    FMR Corp., through its control of Fidelity Management Trust Company, has sole voting and dispositive power over 64,215 Shares of common stock owned by the institutional account(s) as reported above.

    Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

    The undersigned persons, on February 11, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Maxicare Health Plans Incorporated at December 31, 1993.

    FMR Corp.
    By   /S/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
         Edward C. Johnson 3d
    By   /S/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule 13G
for
Airborne Freight Corp.
9/10/91
    Fidelity Management & Research Company
    By   /S/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel